Exhibit 4.22

MEMORANDUM OF AGREEMENT

This memorandum of agreement (“Agreement”) will constitute the principal terms of the employment agreement between Peace Arch Entertainment Group Inc. (“Company”) and John Flock (“Flock”).

1.

Effective Date.  September 1, 2004.

2.

Term.  Three (3) years beginning on the Effective Date.

3.

Title.  President, Peace Arch Entertainment Group Inc.

4.

Services.  All services customarily rendered by presidents of publicly traded corporations and presidents of independent film and television companies.  Flock will report directly to Gary Howsam (“Howsam”), who is the CEO of the Company, and to no other individual.

5.

Approvals and Controls.  Subject to the Company’s by-laws and the approvals and controls of the Board of Directors and Howsam, Flock will have the usual consultation rights, approvals and controls over all aspects of the business and activities of the Company and its subsidiaries as are appropriate for the president of a publicly traded company.

6.

Offices/Assistant.  Flock will render his services primarily from the offices of Peace Arch LA, Inc. in Venice, California and in such other locations as the business of the Company may reasonably require.  Company will provide Flock with those offices (or comparable offices elsewhere on the west side of Los Angeles) and customary office amenities (for example, telephone and internet service, office furnishings, office supplies, property and liability insurance, etc.) throughout the Term.  Company will provide Flock with a qualified, full time assistant (to be selected by Flock) with customary salary and benefits in such Los Angeles offices throughout the Term.

7.

Salary.  Three Thousand U.S. Dollars per week (US$3,000), payable in bimonthly installments in arrears on the fifteenth and last day of each month commencing on the Effective Date.  Flock’s salary will be such that he is either the highest paid or second highest (behind only the CEO) paid employee of the Company and its subsidiaries throughout the Term and Flock’s salary will never be less than 90% of the CEO’s salary.

8.

Bonus.  An amount equal to 2.5% of the Company’s pretax earnings, provided that:

(a)  No executive or employee of the Company will receive a greater bonus than Flock, however calculated.

(b)  The aggregate of the bonuses paid to the Company’s executives and other employees will not exceed 25% of pretax earnings (the “Bonus Pool”).

Exhibit 4.22

(c)  Amounts payable out of the Bonus Pool can reduce pre-tax earnings to a “floor” of CAD$2 million but not below.  By way of example, if pretax earnings prior to the calculation of the Bonus Pool are CDN$2.4 million, then the Bonus Pool will be CDN$400,000, not 25% of CDN$2.4 million.

(d) If the Bonus Pool is reduced pursuant to 8(c), above, the amount payable to Flock will be reduced on a pro rata basis with all other participants in the Bonus Pool.

Flock’s bonus will be paid annually within thirty (30) days following certification of the Company’s annual financial statements by the Company’s outside auditors.

9.

Stock Options.  Flock will participate in the Company’s Stock Option Plan on a “most favored nations” basis with all employees of the Company other than the CEO, meaning no employee other than the CEO will receive more options or more favorable terms than those awarded to Flock.

10.

Employee Benefits.  Flock and his assistant will be entitled to participate in all employee benefits plans available to other employees of the Company on terms no less favorable than those applicable to the Company’s other employees, subject to such accommodations as may be necessary for Flock and his assistant being residents of California.  Flock will be “most favored nations” with any other executive of the Company with respect to travel and living expenses when his services are required outside of Los Angeles.  Flock will be entitled to three weeks paid vacation during each year of the Term, excluding legal holidays.

11.

Credits.  Flock and the Company will negotiate in good faith with respect to Flock receiving producer or executive producer credit on those feature films on which the Company is entitled to accord individual producer or executive producer credits, subject to all applicable content and/or co-production requirements.

12.

Stock Ownership.

(a)

Company and Flock mutually intend that:

(i) Flock will own one million of the Company’s capital stock including any option shares granted pursuant to paragraph 9 above;

(ii) Flock’s ownership of such shares will vest at the rate of 1/3 per year at the end of each year of the Term, subject to the terms and conditions of the Company’s Stock Option Plan; and

(iii) except for the option shares, such stock will be issued to Flock in consideration of the Company’s purchase of the stock and/or assets of Flock’s wholly-owned production company, John Flock Productions, Inc. (“JFP”) in a

Exhibit 4.22

manner that provides the Company and Flock with the most mutually advantageous tax treatment for such transaction.

(b)

Flock agrees to work with Company to maximize the value of the assets of JFP, including, without limitation its rights in the screenplays “Weapon” and “Count”, its rights (to the extent thereof) in and to any sequels, remakes or television series based upon the following films previously produced by JFP:

▪

Storyville

▪

Fortress

▪

Gunmen

▪

Arctic Blue

▪

Roadflower (a/k/a The Road Killers)

▪

Bullet

▪

Solo

▪

Clockwatchers

▪

Fortress II: Re-entry

and any continuing interest JFP may have with respect to future revenues generated by those films.

(c)

All of Flock’s shares will vest immediately upon:

(i) the acquisition of the Company by merger, sale of all or substantially all of the Company’s assets or other reorganizations resulting in a change of ownership of 50% or more of the Company’s stock;

(ii) any termination of this agreement by Company other than for Flock’s death, disability or just cause.

For the purposes of this Agreement, “just cause” means (A) conviction of a felony, or a misdemeanor where imprisonment is imposed, (B) commission of any act of theft, fraud, or falsification of any employment or Company records in any material way, (C) Flock’s failure or inability to perform any material reasonably assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability, or (D) Flock’s material breach of this Agreement which breach is not cured within ten (10) days following written notice of such breach.

(d)

If any officer of the Company is provided with anti-dilution protection in connection with the issuance of future securities of the Company, Flock will be afforded the same anti-dilution protection.

13.

Additional Terms and Conditions.  Company and Flock intend to enter into a more formal agreement incorporating the foregoing terms and conditions as well as Company’s standard terms and conditions for Agreements of this type, all of which will

Exhibit 4.22

be subject to good faith negotiations on a most favored nations basis with any other executive of the Company.  Until the execution of such more formal agreement, this Agreement shall constitute the entire agreement between the parties, supersedes any and all prior agreements, written or oral, and can only be amended in a writing signed by both parties.  This agreement is subject to the satisfaction or lawful waiver of any mandatory corporate or regulatory approvals (if any) in effect as of the date hereof as may be required to effect its implementation.

This Agreement shall be governed by and construed in accordance with the laws of Ontario.

IN WITNESS WHEREOF, the parties have executed this Memorandum of Agreement on December 3, 2004.

Peace Arch Entertainment Group Inc.

By: ___/s/Gary Howsam_______

_______/s/ John Flock________________

John Flock

Its: ___CEO____________________

4